    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

               BOGEN COMMUNICATIONS INTERNATIONAL, INC. (OFFEROR)
                 (Names of Filing Persons (Identifying Status as
                       Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   097189-10-4
                      (CUSIP Number of Class of Securities)

                                  JONATHAN GUSS
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                  50 SPRING ST.
                            RAMSEY, NEW JERSEY 07446
                                 (201) 934-8500
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                            JOSEPH F. MAZZELLA, ESQ.
                           NUTTER MCCLENNEN & FISH LLP
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 439-2000

                            CALCULATION OF FILING FEE
     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE

                 $4,500,000                             $900

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,500,000 shares of common stock, par value $.001 per share, at the maximum tender offer price of $3 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                              Filing Party:   N/A
Form or Registration No.:  N/A                             Date Filed:     N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the tender offer by Bogen Communications International, Inc., a Delaware corporation, to purchase 1,500,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Bogen is offering to purchase these shares at a price not greater than $3.00 per share nor less than $2.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Bogen's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

         This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.


ITEM 12.    EXHIBITS

(a)(1)(A)        Offer to Purchase, dated November 5, 2001

(a)(1)(B)        Letter of Transmittal

(a)(1)(C)        Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 5, 2001

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 5, 2001

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2)-(a)(4)    Not applicable

(a)(5)(A) Letter to Shareholders from the Chief Executive Officer, dated November 5, 2001

(a)(5)(B)        Press Release dated November 5, 2001

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              /s/ Jonathan Guss
                                              --------------------------
                                              Jonathan Guss
                                              Chief Executive Officer
Date:  November 5, 2001

                                  EXHIBIT INDEX

(a)(1)(A)          Offer to Purchase, dated November 5, 2001

(a)(1)(B)          Letter of Transmittal

(a)(1)(C)          Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 5, 2001

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 5, 2001

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2)-(a)(4)      Not applicable

(a)(5)(A) Letter to Shareholders from the Chief Executive Officer, dated November 5, 2001

(a)(5)(B)          Press Release dated November 5, 2001

                    [PRESS RELEASE FOLLOWS--NOT FOR PRINTING
                                EXHIBIT A(5)(B)]

                              FOR IMMEDIATE RELEASE


                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                     ANNOUNCES COMMENCEMENT OF TENDER OFFER

     RAMSEY, NEW JERSEY, November 5, 2001 - Bogen Communications International, Inc. (Nasdaq: BOGN) ("Bogen") announced today that it is commencing its previously announced modified "Dutch Auction" tender offer for 1,500,000 shares of its common stock at a price per share of $2.50 - $3.00.

     Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the $2.50 to $3.00 price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Bogen will determine the lowest per share price within the range that will enable it to buy 1,500,000 shares, or such lesser number of shares that are properly tendered. If holders of more than 1,500,000 shares properly tender their shares at or below the determined price per share, Bogen will purchase shares tendered by the holders, at the determined price per share, on a pro rata basis. The Company may, at its election, give preference to shares tendered by "odd lot" holders. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders.

     The offer will expire at 5:00 p.m., New York City time, on Tuesday, December 4, 2001, unless extended by Bogen.

     The information agent is MacKenzie Partners, Inc. None of Bogen, its board of directors, and the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Bogen.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Bogen common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. INVESTORS ARE URGED TO READ BOGEN'S TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN CONNECTION WITH THE TENDER OFFER, WHICH INCLUDES AS EXHIBITS THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. EACH OF THESE DOCUMENTS HAS BEEN OR WILL BE FILED WITH THE SEC, AND INVESTORS MAY OBTAIN THEM FOR FREE FROM THE SEC AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR FROM MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST TO: MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, NEW YORK, NEW YORK, 10005, TELEPHONE (212) 929-5500 OR (800) 322-2885.

Bogen Communications International                                        Page 2
November 5, 2001


ABOUT BOGEN

     Bogen Communications International, Inc., based in Ramsey, New Jersey and Munich, Germany, develops, manufactures, and markets telecommunications peripherals, sound processing equipment, and Unified Messaging products and services. Bogen's products are sold to commercial, industrial, professional and institutional customers worldwide.

     Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Many factors could cause Bogen to delay or modify its self-tender offer, including the following: changes in its stock price, changes in its operating results, general market conditions, new technological developments, competition, potential acquisitions and divestitures, and tax or regulatory requirements. Certain of these risks, factors and other considerations are detailed from time to time in Bogen's reports on file at the Securities and Exchange Commission, including Bogen's Form 10-K for the fiscal year ended December 31, 2000 and 10-Q for the quarter ended June 30, 2001.The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Contact:
Bogen Communications International, Inc
Michael P. Fleischer, President
Maureen A. Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

Information Agent:
McKenzie Partners, Inc.
Grace M. Protos, Senior Vice President.
(212) 929-5500